UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

IDT Corporation

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

448947309

(CUSIP Number)

Charles Y. Tanabe, Esq.
Senior Vice President and General Counsel
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO  80112
(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448947309

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above persons (entities only) Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,289,443

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,289,443

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,289,443

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.1%[1]

14.	Type of Reporting Person (See Instructions) CO, HC

1As reported in the Issuer’s Report on Form 10-Q for the fiscal quarter ended April 30, 2006, filed with the Commission on June 9, 2006, as of June 1, 2006, the Issuer had outstanding 15,453,073 shares (excluding 9,621,787 treasury shares) of Common Stock, par value $0.01 per share (“Common Stock”), 9,816,988 shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), and 70,980,070 shares (excluding 5,316,283 treasury shares) of Class B Common Stock, par value $0.01 per share (“Class B Common Stock”).  For purposes of this Fifth Amendment, the number of shares of Class B Common Stock as set forth in the preceding sentence have been adjusted to reflect the disposition by the Reporting Person of 12,306,196 shares of Class B Common Stock on August 24, 2006 and the disposition by the Reporting Person of 2,641,929 shares of Class B Common Stock on September 29, 2006, which shares were cancelled and returned to treasury by the Issuer, such that after such transactions the number of outstanding shares of Class B Common Stock is deemed to be 56,031,945 shares (excluding 20,264,408 treasury shares).  Each share of Common Stock is entitled to one vote per share, each share of Class A Common Stock is entitled to three votes per share, and each share of Class B Common Stock is entitled to one-tenth of one vote per share.  The Reporting Person’s beneficial ownership has decreased from approximately 8.4% to approximately 4.1% of the outstanding Class B Common Stock, decreased from approximately 5.9% to approximately 2.8% of the Issuer’s outstanding common equity, and decreased from approximately 1.0% to approximately 0.5% of the Issuer’s outstanding voting power.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

IDT CORPORATION

Liberty Media Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), originally filed a Statement on Schedule 13D (the “Original Statement”) on June 16, 2000, with respect to the Common Stock, par value $0.01 per share (“Common Stock”) of IDT Corporation, a Delaware corporation (“IDT” or the “Issuer”).  The Reporting Person filed Amendment No. 1 to the Original Statement on November 8, 2001 (the “First Amendment”), in which it reported that it had exchanged all of its shares of Common Stock for shares of IDT Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), and had acquired additional shares of Class B Common Stock.  The Reporting Person filed Amendment No. 2 to the Original Statement on March 9, 2004 (the “Second Amendment”) to report its acquisition of additional shares of Class B Common Stock.  The Reporting Person filed Amendment No. 3 to the Original Statement on March 21, 2005 (the “Third Amendment”) to report its acquisition of additional shares of Class B Common Stock.  The Reporting Person filed Amendment No. 4 to the original Statement on September 19, 2006 (the “Fourth Amendment” and together with the Original Statement, the First Amendment, the Second Amendment, and the Third Amendment, the “Statement”) to report its disposition of shares of Class B Common Stock.  The Reporting Person is filing this Amendment No. 5 (the “Fifth Amendment”) to report its disposition of shares of Class B Common Stock.  As a result of the disposition reported in this Fifth Amendment, the Reporting Person is no longer subject to the reporting requirements of §240.13d-1 with respect to Class B Common Stock of the Issuer.  Capitalized terms used but not otherwise defined herein have the respective meanings given to such terms in the Statement.

Item 1.	Security and Issuer
No revisions.
Item 2.	Identity and Background

The first paragraph of Item 2 of the Fourth Amendment is hereby deleted and restated in its entirety as follows:

The Reporting Person indirectly owns 100% of Liberty Entertainment, Inc., a Delaware corporation, which holds 2,289,443 shares of Class B Common Stock.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented to include the following:

The Reporting Person disposed of beneficial ownership of 2,641,929 shares of Class B Common Stock pursuant to the Purchase and Sale Agreement dated as of August 11, 2006, among the Reporting Person, the Issuer, and certain of their respective subsidiaries, as amended by the First Amendment to Purchase and Sale Agreement dated as of August 29, 2006 (as amended, the “Purchase Agreement”).  Pursuant to the Purchase Agreement, the following indirect wholly owned subsidiaries of the Reporting Person disposed of the following shares of Class B Common Stock as consideration in the closing of the following transactions on September 29, 2006:  (a) Starz Canada Holdings II Co. (“Starz Canada II”) disposed of 2,411,919 shares of Class B Common Stock, which were transferred to Starz Canada II immediately prior to the closing from Liberty Entertainment, Inc., a wholly owned subsidiary of the Reporting Person (“Liberty Entertainment”), in exchange for all of the outstanding shares of IDT Entertainment Canada, Corp., an unlimited liability company organized under the laws of Nova Scotia and a wholly owned subsidiary of the Issuer prior to the closing, and (b) Starz Australia Holdings Pty Ltd. (“Starz Australia”) disposed of 230,010 shares of Class B Common Stock, which were transferred to Starz Australia immediately prior to the closing from Liberty Entertainment, in exchange for all of the outstanding shares of Anchor Bay Entertainment Australia Pty Ltd., a proprietary company limited by shares organized under the laws of Australia and a wholly owned subsidiary of the Issuer prior to the closing.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented to include the following:

On September 29, 2006, the Reporting Person disposed of beneficial ownership of an aggregate of 2,641,929 shares of Class B Common Stock pursuant to the Purchase Agreement described in Item 3 of this Fifth Amendment, which description is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The first paragraph of Item 5(a) of the Statement is hereby deleted and restated in its entirety as follows:

(a)     As reported in the Issuer’s Report on Form 10-Q for the fiscal quarter ended April 30, 2006, filed with the Commission on June 9, 2006, as of June 1, 2006, the Issuer had outstanding 15,453,073 shares (excluding 9,621,787 treasury shares) of Common Stock, 9,816,988 shares of Class A Common Stock, and 70,980,070 shares (excluding 5,316,283 treasury shares) of Class B Common Stock.  For purposes of this Fifth Amendment, the number of shares of Class B Common Stock as set forth in the preceding sentence have been adjusted to reflect the disposition by the Reporting Person of 12,306,196 shares of Class B Common Stock on August 24, 2006 and the disposition by the Reporting Person of 2,641,929 shares of Class B Common Stock on September 29, 2006 pursuant to the Purchase Agreement, which shares were cancelled and returned to treasury by the Issuer, such that after such transactions the number of outstanding shares of Class B Common Stock is deemed to be 56,031,945 shares (excluding 20,264,408 treasury shares).  Each share of Common Stock is entitled to one vote per share, each share of Class A Common Stock is entitled to three votes per share, and each share of Class B Common Stock is entitled to one-tenth of one vote per share.  The Reporting Person’s beneficial ownership has decreased from approximately 8.4% to approximately 4.1% of the outstanding Class B Common Stock, decreased from approximately 5.9% to 2.8% of the Issuer’s outstanding common equity, and decreased from approximately 1.0% to approximately 0.5% of the Issuer’s outstanding voting power.

Item 5(b) of the Statement is hereby deleted and restated in its entirety as follows:

(b)           The Reporting Person has the sole power to vote or to direct the voting of and to dispose or direct the disposition of 2,289,443 shares of Class B Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No revisions.
Item 7.	Material to Be Filed as Exhibits
No revisions.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2006	LIBERTY MEDIA CORPORATION

	By:	/s/ Charles Y. Tanabe
		Name:	Charles Y. Tanabe
		Title:	Senior Vice President, General Counsel and Secretary